Exhibit 99.2

Sun Life Financial Inc.

For the 12 months ended December 31, 2017

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s annual consolidated financial statements for the year ended December 31, 2017, in connection with the medium-term note program established by the Company under its prospectus supplement dated March 20, 2017 to a short form base shelf prospectus dated March 20, 2017.

For the 12 months ended December 31, 2017, the borrowing cost of the Company’s outstanding subordinated debt, senior debentures, senior financing and certain other borrowings, after adjustment for new debt issuances, repayment and redemptions, was $280,000,000 and the Company’s shareholders’ net income before borrowing cost and income tax for such period was $2,725,000,000, which is 9.7 times the Company’s pro-forma borrowing cost for the same period.